UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five (5) business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Scooterson, Inc.

Legal status of issuer

    Form
    C-Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    August 12, 2016

Physical address of issuer
548 Market St, #71050, San Francisco, CA 94104, United States

Website of issuer
https://www.scooterson.com/

Name of intermediary through which the offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
6% of the amount raised in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a Security-compensation equal to 2% of the total number of Securities sold in the Offering.

Type of security offered
Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
March 21, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end 2019	Prior fiscal year-end 2018
Total Assets	$78,850	$370,301
Cash & Cash Equivalents	$60,089	$268,437
Accounts Receivable	$0	$0
Short-term Debt	$50,363	$2,764
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(954,050)	$(919,672)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Mihnea Iustinian Chis

(Signature)

Mihnea Iustinian Chis

(Name)

Chief Executive Officer

(Title)

December 11, 2020

Date

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Mihnea Iustinian Chis

(Signature)

Mihnea Iustinian Chis

(Name)

Chief Executive Officer, Director

(Title)

December 11, 2020

Date

4

/s/ Deepansh Jain

_____

(Signature)

Deepansh Jain

_____

(Name)

Chief Technology Officer

_____

(Title)

December 11, 2020

_____

Date

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security
EXHIBIT F: Video Transcripts

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)

EXHIBITS 6

SUMMARY 11

The Business 11

The Offering 11

RISK FACTORS 12

Risks Related to the Company's Business and Industry 12

Risks Related to the Offering 17

Risks Related to the Securities 18

BUSINESS 21

Description of the Business 21

Business Plan 21

The Company's Products and/or Services 21

Product / Service 21

Description 21

Current Market 21

Competition 21

Customer Base 22

Intellectual Property 22

Governmental/Regulatory Approval and Compliance 23

Litigation 23

USE OF PROCEEDS 23

DIRECTORS, OFFICERS, AND MANAGERS 24

Employees 24

CAPITALIZATION AND OWNERSHIP 25

Ownership 27

Operations 28

Liquidity and Capital Resources 28

Capital Expenditures and Other Obligations 28

The Company does not plan to make any capital expenditures. 28

Material Changes and Other Information 28

Trends and Uncertainties 28

THE OFFERING AND THE SECURITIES 30

The Offering   30

The Securities   32

Voting and Control   34

Anti-Dilution Rights   34

Restrictions on Transfer   34

Other Material Terms   35

TAX MATTERS   35

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST   36

EXHIBIT B   37

EXHIBIT C   40

EXHIBIT D   41

EXHIBIT E   42

EXHIBIT F   43


December 11, 2020

SCOOTERSON, INC.

scooterson

Up to $1,070,000 of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)


Scooterson, Inc. ("**Scooterson**", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $1,070,000 worth of Crowd Safe units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "**Target Amount**"). The Company intends to raise at least the Target Offering amount and up to $1,070,000 from Investors in the offering of Securities described in this Form C (this **"Offering**"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by March 21, 2021 ("**Offering Deadline**"). Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Offering Deadline no Securities will be sold in this Offering, investment commitments will be canceled, and committed funds will be returned.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by a Purchaser and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

9

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "**1933 Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting
Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.scooterson.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.republic co/scooterson.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company, or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Scooterson, Inc. is a Delaware corporation, incorporated on August 12, 2016.

The Company is located at 548 Market St, #71050, San Francisco, CA 94104, United States.

The Company's website is https://scooterson.com/.

The Company conducts or intends to conduct business in all 50 states of the United States, European Union countries, South East Asia, Australia, and India.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/scooterson and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Target Amount of Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) being offered	$25,000
Total Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if Target Amount reached)*	25,000*
Maximum amount of Crowd SAFE Units of SAFE (Simple Agreement for Future Equity)	$1,070,000

Total Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)*	1,070,000*
Purchase price per Security	$1.00
Minimum investment amount per investor	$100⁺
Offering deadline	March 21, 2021
Use of proceeds	See the description of the use of proceeds on page 23 hereof.
Voting Rights	See the description of the voting rights on page 34.

*The quantity of Crowd SAFES represented is not inclusive of the commission to the intermediary, which will result in an increase in Crowd SAFES issued and outstanding, proportionally.
+ The Company reserves the right to waive the minimum investment amount per investor.

The Offering is being made through OpenDeal Portal LLC dba Republic (the "**Intermediary**"). The Intermediary will be entitled to receive 6% of the amount raised in the Offering as shown below:

	Price to Investors	**Service Fees and Commissions (1)(2)**	**Net Proceeds**
Minimum Individual Purchase Amount (3)	$100	$6	$94
Aggregate Target Offering Amount	$25,000	$1,500	$23,500
Aggregate Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   In addition to the 6% fee shown above, the Intermediary will receive 2% of the Securities being issued in this Offering in connection with the Offering.
(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry
We have been, and may in the future be, adversely affected by the global COVID-19 pandemic, which

may significantly harm our business, prospects, financial condition, and operating results.

During and following the first quarter of 2020, there has been a widespread worldwide impact from the COVID-19 pandemic. Numerous government regulations and public advisories, as well as shifting social behaviors, have temporarily limited or closed transportation, government functions, non-essential business activities, and person-to-person interactions. The timing and pacing of our manufacturing operations will depend largely on the status of various government regulations and the readiness of our suppliers, vendors, and production workforce to return to normal levels. To the extent that market conditions, unemployment rates, and/or government-mandated moratoriums result in significant shifts in demand for our products, our business could be adversely impacted. Additionally, if current global market conditions continue or worsen, or if we cannot or do not resume suspended operations at a rate commensurate with such conditions, our business, prospects, financial condition, and operating results could be materially harmed.

We may experience delays or other complications in the design, manufacture, and launch of our products, which could harm our brand, business, prospects, financial condition, and operating results.

Any significant delay or other complication in the manufacturing or development of our current products or the launch and production of our future products could materially damage our brand, business, prospects, and financial condition. A failure to remediate such complications could also result in negative publicity, which could have a material adverse effect on our operating results.

If our products contain significant defects, we could incur significant expenses to remediate such defects, our reputation could be damaged, and we could lose market share, which could harm our financial condition.

If our products contain defects in design and manufacture that cause them not to perform as expected or that require repair, our ability to develop, market, and sell our products and services could be harmed. Although we attempt to remedy any issues we observe in our products as effectively and rapidly as possible, such efforts may not be timely, may hamper production, or may not be to the satisfaction of our customers. While we have performed extensive internal testing on the products we manufacture, we currently have a limited frame of reference by which to evaluate detailed long-term quality, reliability, durability, and performance characteristics of our products. There can be no assurance that we will be able to detect and fix any defects in our products prior to their sale to customers. Any product defects, delays or legal restrictions on product features, or other failures of our products to perform as expected, could harm our reputation and result in potential product recalls, product liability claims, breach of warranty claims, and significant warranty and other expenses, and could have a material adverse impact on our business.

If we are unable to attract and/or retain key employees and hire qualified personnel, our ability to compete could be harmed.

The loss of the services of any of our key employees could disrupt our operations, delay the development and introduction of our vehicles and services, and negatively impact our business, prospects, and operating results. Accordingly, our future success depends largely upon our ability to attract and retain talent, especially to support our manufacture of vehicles, expansion plans, and technological innovation. Key talent may leave the Company due to various factors, such as a very competitive labor market for talented individuals with automotive or technology experience, or any negative publicity related to us. For example, in California, there is increasing competition for individuals with skill sets needed for our business, including specialized knowledge of electric vehicles, software engineering, manufacturing engineering, and other skills such as electrical and building construction expertise. This competition affects our ability to retain and hire key employees. Additionally, we compete with both mature companies that have far greater financial resources and start-ups that promise short-term growth opportunities. Difficulties in retaining or recruiting talent could have an adverse effect on our performance and results.

Our service providers are subject to laws and regulations that could impose substantial costs, legal prohibitions, or unfavorable changes upon our products, and any failure to comply with such laws and regulations could negatively impact our business and operating results.

We maintain a global footprint since our design service provider is located in California, our engineering service provider is located in Singapore, and our manufacturing service provider is located in the European Union. Accordingly, our service providers subject to complex environmental, manufacturing, health, and safety laws and regulations at numerous jurisdictional levels in the U.S., Europe, and Asia.

Failure to comply with a variety of U.S. and international privacy and consumer protection laws to which we are subject could harm the Company.

Any failure to comply with federal, state, or international privacy, data protection or security laws or regulations relating to the processing, collection, use, retention, security, and transfer of personally identifiable information could result in regulatory or litigation-related actions against us, legal liability, fines, damages, ongoing audit requirements, and other significant costs.

Substantial expenses and operational changes may be required in connection with maintaining compliance with such laws, and in particular certain emerging privacy laws are still subject to a high degree of uncertainty as to their interpretation and application. For example, in May 2018, the General Data Protection Regulation began to fully apply to the processing of personal information collected from individuals located in the European Union, and has created new compliance obligations and has significantly increased fines for noncompliance. Similarly, as of January 2020, the California Consumer Privacy Act imposes certain legal obligations on our use and processing of personal information related to California residents. Given our global footprint, and although we take steps to protect the security and integrity of our customers' personal information, we may be required to expend significant resources to comply with data breach requirements if, for example, third parties improperly obtain and use the personal information of our customers or we otherwise experience a data loss with respect to customers' personal information. A major breach of our network security and systems could have negative consequences for our business and future prospects, including possible fines, penalties and damages, reduced customer demand for our vehicles, and harm to our reputation and brand.

The Company is subject to increasing regulatory scrutiny in both the U.S. and abroad, and any failure to comply with such regulations could negatively impact our operating results.

The manufacture, packaging, labeling, storage, distribution, advertising, and sale of our products are subject to extensive regulation in the United States, including by the Consumer Product Safety Commission, the EPA, and by the Federal Trade Commission with respect to advertising. A finding that we are in violation of, or not in compliance with, applicable regulations could subject us to material civil remedies, including fines, damages, injunctions or product recalls, or criminal sanctions. Even if a claim is unsuccessful, is not merited, or is not fully pursued, the negative publicity surrounding such assertions could jeopardize our reputation and brand image and have a material adverse effect on our businesses, as well as require resources to rebuild our reputation.

We may need to defend ourselves against intellectual property infringement claims, which may be time-consuming and could cause us to incur substantial costs.

Companies in the autonomous vehicle industry, including some of our current and potential competitors, own large numbers of patents, copyrights, trademarks, and trade secrets. These companies frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. In addition, many of these companies have the capability to dedicate resources to enforce their intellectual property rights and to defend claims that may be brought against them. We may in the future receive notices that we have misappropriated, misused, or infringed other parties' intellectual property rights, and, to the extent we gain greater market visibility, we face a higher risk of being the subject of intellectual property infringement claims. These claims may be time-consuming and could cause us to incur substantial legal costs. Concurrently, if we fail to defend ourselves against intellectual property infringement claims, our business and operations could be disrupted or our intellectual property could be compromised, as a result of which our operating results and reputation could be harmed.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications, and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company is not profitable and the amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of the personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. Specifically, the Company is dependent on Mihnea Iustinian Chis and Deepansh Jain. The loss of any of them could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risks of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to

industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition, and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites, and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. The information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects, or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cybersecurity threats, attacks, and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that is difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration, or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters, or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission, and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data are critical to us. The information, security, and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breaches of our information technology systems could result in fines, legal claims, or proceedings.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement, or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company, or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors. Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Purchasers commitment amount based on the Company's determination of a Purchaser's sophistication.
The Company may prevent Purchasers from committing more than a certain amount to this Offering based on the Company's belief of the Purchaser's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Purchasers may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount

even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its Target Amount after 21 calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Risks Related to the Securities

The units of SAFE will not be freely tradable until one year from the initial purchase date. Although the units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the units of SAFE. Because the units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the units of SAFE may also adversely affect the price that you might be able to obtain for the units of SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are

converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any manager or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory, or otherwise, owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits, and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.
Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.

Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or any other price.

In a dissolution or bankruptcy of the Company, Purchasers will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.

In a dissolution or bankruptcy of the Company, Purchasers of Securities that have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stockholders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of and on their investment amount.

Certain Purchasers will receive additional rights related to the Crowd SAFE due to the size of their investment commitment.

Those Purchasers who, together with affiliates, purchase a Crowd SAFE with an aggregate face value of above $25,000, will have the right to participate in future offerings of the Company's capital stock and the right to have their Crowd SAFE converted to a class of the Company's capital stock upon the next qualified equity financing. These rights are not shared by all Purchasers and may cause certain Purchasers to be able to maintain their position within the Company's capitalization or receive dividend distributions in manners and at times other Purchasers cannot.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's

current business plan. **Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.**

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX, AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Scooterson is a design award-winning company, building premium electric smart scooters, engineered to offer the best customer experience possible, with no compromise in aesthetics and quality.

Business Plan
As a growth company, the Company expects to breakeven in the next 8 to 12 months and achieve profitability in the next 8 to 12 months. The Company intends to focus on increasing general sales and broader product penetration with the existing customer base.

The Company's Products and/or Services

Product / Service	Description	Current Market
ROLLEY	Smart Electric Scooter	Direct-to-consumer market
AIR	Smart Electric Scooter for B2B	Rental operations for tourists, Delivery operations, Golf Course rentals. Other corporate use.
ELF	Smart Electric Scooter	Direct-to-consumer market
RIDE	Monthly subscription bases scooter rental.	Direct-to-consumer market
SCOOTERSON TREE	Electric Scooter Charging Station	B2B
SCOOTPACK	Smart Backpack	Direct-to-consumer market

Competition
Our main competitors in the USA's electric scooter industry are Phat Scooters, Skooza, Boosted, and Unagi.

Supply Chain
The Company hires third-party service providers to manufacture scooters and sells them directly to consumers and businesses. For B2C sales, the Company currently uses its website and plans to open brick-and-mortar stores in the future for in-person sales to consumers. For B2B sales, the Company sells fleets of scooters to businesses and partner companies. Also, the Company has started developing a network of resellers that resell scooters from their websites or from their own brick-and-mortar stores.

Customer Base

The majority of our customers will be millennials (appx. 75%) as well as Gen X and other generations. The B2B target customers are delivery companies, corporate campuses, residential developments, golf courses, rental operators, hotels, and resorts, etc.

Intellectual Property

The Company the following registered and pending patents:

Application/ Registration #	Title	Description	File Date	Grant Date	Country
D803948	Electric scooter	The ornamental design for an electric scooter	April 9, 2016	November 28, 2017	United States
D892937	Kick Scooter	The ornamental design for a kick scooter	January 22, 2018	August 11, 2020	United States
002817189-0001	Scooters, Electric Scooter, Toy Scooter	Scooters, Electric Scooter, Toy Scooter	September 10, 2015	September 14, 2015	All European Union Countries
005908720-0001	Scooters, Electric Scooter,	Scooters, Electric Scooter,	December 17, 2018	January 8, 2019	All European Union Countries
29751652	Kick Scooter	The ornamental design for a kick scooter	September 23, 2020	Patent Pending	United States
29715384	Kick Scooter	The ornamental design for a kick scooter	December 2, 2019	Patent Pending	United States
006377479-0001	Backpacks	Backpacks	April 15, 2019	April 26, 2019	All European Union Countries
29706315	Scooter charging station	The ornamental design for a scooter charging station,	September 19, 2019	Patent Pending	United States

The Company has the following registered trademark:

Serial #	Title	Description	File Date	Publication Date	Country
87664468	SCOOTERSON	IC 012. US 019 021 023 031 035 044. G & S: Mobility and push scooters; Motorized scooters; Motor scooters; Electrically-powered motor scooters; Electrically operated mobility scooters; Electrically operated push scooters; Motorized and non-motorized mobility and push scooters for personal transportation. IC 028. US 022 023 038 050. G & S: Toy scooters. IC 039. US 100 105. G & S: Rental of scooters for transportation purposes.	October 30, 2017	April 3, 2018	United States

| 014532519 | SCOOTERSON | 12. Scooters; Scooters vehicles; Motorized scooters; Motor scooters; Electrically powered scooters; Electrically operated scooters; Electrically powered scooters vehicles; Scooters for transportation; Motorized and non-motorized scooters for personal transportation.

28. Toy scooters; Scooters toys.

39. Rental of scooters for transportation purposes. | April 04, 2015 | January 10, 2016 | All European Union Countries |

Governmental/Regulatory Approval and Compliance
The Company is currently not subject to any governmental approval and compliance.

Litigation
The Company is not subject to any pending or threatened lawsuits.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below. The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised*	Amount if Maximum Raised*
Republic Platform Intermediary Fees.	6%	1,500	6%	64,200
Product Launch Campaign. We will use the funds to launch our product ROLLEY via a crowdfunding campaign, to create content, promote and maintain the crowdfunding campaign on of the leading crowdfunding platforms.	50%	12,500	20%	214,000
Research & Development. We will use the funds to extend our product line with products by creating the industrial design, iterating prototypes, and completing the design for manufacturability.	0%	0%	25%	267,500
Marketing, Sales, and Customers Support. We will use the funds for the marketing efforts: creating brand awareness and promoting the company on the social media channels and offline, secondly to develop a new sales channel on the B2B and B3C verticals, and thirdly for creating the customer support capabilities.	44%	11,000	42%	449,400
Legal. Filling for more design and utility patents.	0%	0	7%	74,900
Total	**100%**	**25,000**	**100%**	**1,070,000**

The Company maintains discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Economic conditions may alter the general marketing or general working capital requirements to adhere to the Company's business plan and liquidity requirements.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Mihnea Iustinian Chis	CEO, Co-founder	Scooterson, Inc., Co-Founder & CEO (Aug. 12, 2016 – Present). Responsibilities: - Making the major corporate decisions; - Managing the overall operations and resources, strategy, financing, fundraising, marketing and sales, PR, human resources, compliance; and - Overseeing product development.	Baccalaureate Diploma, Graduate of Industrial 11 Lyceum, Electrotechnical Profile, 1997.
Deepansh Jain	CTO, Co-Founder	Scooterson, Inc., Co-founder CTO (January 2017 – Present). Responsibilities: - Overseeing the Company's technological and software development; - Assisting the CEO in making the major corporate decisions, managing the overall operations and resources, strategy, financing.	Amity International School, Senior Secondary, Computational, and Applied Mathematics, 2008.

Indemnification
Indemnification is authorized by the Company to managers, officers, or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines, and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits, or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has no employees.

CAPITALIZATION AND OWNERSHIP

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	39,150,000
Voting Rights	1 vote per share of common stock
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	82.17%

Type of security	Warrant
Amount outstanding/Face Value	1 Warrant for 5,025 shares of common stock, $2 exercise price
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Only if exercised
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.01%

Type of security	Equity Convertible Instruments
Amount outstanding/Face Value	37 SAFEs and 1 Accelerator Contract for Equity (as outlined below*)
Voting Rights	None
Anti-Dilution Rights	Accelerator Contract for Equity has the following anti-dilution rights: 1. The holder may invest or purchase securities as issued in the Company's next financing, in the amount, whichever is greater (i) 20% of such new equity securities or the total of all other instruments as issued in the financing round, or (ii) the quotient obtained by dividing $200,000 by the per share purchase price of such new equity securities or up to $200,000 of the total of all other instruments as issued in the financing round. 2. The Company shall issue additional shares of its common stock without payment of additional consideration to maintain the holder's 3% of the fully-diluted capital stock until immediately prior to an equity financing.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Only if converted
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	17.82%

* The Company has the following equity convertible instruments outstanding:

No.	Security Type	Principal Amount	Valuation Cap	Discount	Date	Date of Board Consent
1.	Accelerator Contract for Equity	$55,000.00	$1,833,333	N/A	8/16/16	8/12/16
2.	SAFE	$50,000.00	$13,500,000.00	20.00%	7/22/17	30/06/2017
3.	SAFE	$50,000.00	$13,500,000.00	20.00%	7/22/17	30/06/2017
4.	SAFE	$100,000.00	$13,500,000.00	20.00%	8/24/17	8/23/17
5.	SAFE	$100,000.00	$13,500,000.00	20.00%	1/31/19	8/23/17
6.	SAFE	$20,000.00	$13,500,000.00	20.00%	9/11/17	8/23/17
7.	SAFE	$20,000.00	$13,500,000.00	20.00%	9/28/17	8/23/17
8.	SAFE	$60,000.00	$13,500,000.00	20.00%	11/2/17	8/23/17
9.	SAFE	$100,000.00	$18,000,000.00	20.00%	7/17/18	7/13/18

10.	SAFE	$100,000.00	$18,000,000.00	20.00%	7/17/18	7/13/18
11.	SAFE	$60,000.00	$18,000,000.00	20.00%	9/8/18	9/7/18
12.	SAFE	$200,000.00	$18,000,000.00	20.00%	11/26/18	9/7/18
13.	SAFE	$100,000.00	$18,000,000.00	20.00%	2/6/19	9/7/18
14.	SAFE	$50,000.00	$18,000,000.00	20.00%	4/2/19	9/7/18
15.	SAFE	$150,000.00	$18,000,000.00	20.00%	4/14/19	9/7/18
16.	SAFE	$50,000.00	$18,000,000.00	20.00%	10/14/19	9/7/18
17.	SAFE	$10,000.00	$18,000,000.00	20.00%	10/25/19	9/7/18
18.	SAFE	$50,000.00	$18,000,000.00	20.00%	10/30/19	9/7/18
19.	SAFE	$50,000.00	$18,000,000.00	20.00%	2/19//2020	9/7/18
20.	SAFE	$25,000.00	$18,000,000.00	20.00%	6/5/19	9/7/18
21.	SAFE	$25,000.00	$18,000,000.00	20.00%	6/5/19	9/7/18
22.	SAFE	$10,000.00	$18,000,000.00	20.00%	12/30/19	9/7/18
23.	SAFE	$10,000.00	$18,000,000.00	20.00%	12/30/19	9/7/18
24.	SAFE	$5,000.00	$18,000,000.00	20.00%	3/8/20	9/7/18
25.	SAFE	$4,000.00	$18,000,000.00	20.00%	4/2/20	9/7/18
26.	SAFE	$5,300.00	$18,000,000.00	20.00%	4/8/20	9/7/18
27.	SAFE	$25,000.00	$18,000,000.00	20.00%	11/24/19	9/7/18
28.	SAFE	$5,000.00	$18,000,000.00	20.00%	9/2/20	9/7/18
29.	SAFE	$15,000.00	$18,000,000.00	20.00%	9/4/20	9/7/18
30.	SAFE	$6,500.00	$18,000,000.00	20.00%	9/1/20	9/7/18
31.	SAFE	$135,000.00	$13,500,000.00	N/A	1/3/18	1/4/18
32.	SAFE	$135,000.00	$13,500,000.00	N/A	4/19/18	1/4/18
33.	SAFE	$135,000.00	$13,500,000.00	N/A	7/19/18	1/4/18
34.	SAFE	$135,000.00	$13,500,000.00	N/A	8/4/18	1/4/18
35.	SAFE	$135,000.00	$13,500,000.00	N/A	1/16/19	1/4/18
36.	SAFE	$675,000.00	$13,500,000.00	N/A	6/26/20	1/4/18
37.	SAFE	$50,000.00	$18,000,000.00	20.00%	6/13/20	9/7/18
38.	SAFE	$5,000.00	$18,000,000.00	20.00%	6/12/20	9/7/18

The Company does not have any debt in default.

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Mihnea Iustinian Chis	18,300,000 shares of common stock	38,41%*

| Deepansh Jain | 18,075,000 shares of common stock | 37.94%* |

*assuming the outstanding warrant is exercised and all outstanding convertible securities are converted.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations
Scooterson produces a range of semi-autonomous two-wheeled vehicles using machine learning to analyze riding patterns, which helps to inform how fast they move. This automated design is meant to enhance the rider's experience, maximize energy efficiency, optimize routes, and increase safety. The Company is headquartered in San Francisco, California, but maintains a Singapore office as well.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $60,089 and $268,437 of cash on hand, respectively.

As of the date of this Form C, the Company has $102,867 on hand, which gives a 7-month runway. If the Target Amount is raised the Company will have additional 2 months of runway. The Company has no cash equivalents.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. Other than the proceeds from this Offering and other offerings, the Company has sales revenue.

Capital Expenditures and Other Obligations
The Company does not plan to make any capital expenditures.

Valuation
The Company has not conducted a 409a valuation. The Securities being offered are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit C for the management's evaluation of subsequent events and applicable disclosures:

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration
SAFE Financing Round 6	$845,800	22	General Working Capital**	09/07/2018	Reg. S
SAFE Financing Round 5	$200,000	2	General Working Capital**	07/13/2018	Reg. S
SAFE Financing Round 4	$1,350,000	6	General Working Capital**	01/04/2018	Reg. S
SAFE Financing Round 3	$300,000	5	General Working Capital**	08/23/2017	Reg. S
SAFE Financing Round 2	$100,000.00	2	General Working Capital**	30/06/2017	Reg. S
ACE Financing Round 1	$55,000	1	General Working Capital**	08/12/2016	Sec. 4(a)(2) Section 49:3-50(b)(9) of the New Jersey Uniform Securities Law
Common Stock	$100	100,000	General Working Capital**	12/4/2020	Sec. 4(a)(2)
Common Stock	$30,000	30,000,000	General Working Capital**	06/09/2020	Sec. 4(a)(2)
Common Stock Warrant	$9,999.75	5,025	General Working Capital**	7/29/2019	Sec. 4(a)(2)
Common Stock	$1,575.00	1,575,000	General Working Capital**	10/01/2017	Sec. 4(a)(2)

					Sec. 4(a)(2)
Common Stock	$5	50,000	General Working Capital**	10/01/2017	Section 25102(f) of California Corporations Code
Common Stock	$900	9,000,000*	General Working Capital**	08/12/2016	Sec. 4(a)(2)

*7,425,000 currently outstanding due to 1,575,000 shares being repurchased from one of the founders by the Company and re-sold to the other two founders.

** The proceeds were used for general working capital to pay for:
  (i) Product development, R&D services (mechanical engineering, electrical engineering, and software development);
  (ii) Business development expenses;
  (iii) Legal expenses;
  (iv) Subscriptions for services; and
  (v) Other operational expenses.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by March 21, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100, which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment**

commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and will provide notice of such closing to the Investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via electronic certificate/PDF in exchange for their investment as soon as practicable thereafter.

In the event an amount equal to two (2) times the Target Offering Amount is reached prior to the Offering Deadline, on such date or such earlier time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, provided that all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new offering deadline.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remain before the Offering Deadline as of the date of such Subsequent Closing.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees
6% of the amount raised

Stock, Warrants, and Other Compensation
2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the Target Amount is sold), our authorized capital stock will consist of 42,700,000 shares of common stock, par value $0.00001 per share, 39,150,000 of which are issued and outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Conversion

Upon each future equity financing of greater than $1,000,000 (an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by:

(a) the quotient of $19,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("**IPO**") or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $19,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants, and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at its option, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Pro-Rata and compulsory conversion rights
Certain Purchasers of the Securities, "Major Investors", will receive pro-rata rights through the Offering, allowing them to avoid dilution in future rounds. Purchasers that make investments of $25,000 or greater in the Offering will gain the right to continue investing the in Company and avoid dilution while others will not. Major Investors will have the right to participate in new securities offerings unless the securities (i) are

issued as a dividend or distribution on outstanding securities, (ii) are issued upon conversion or exercise of outstanding securities, (iii) are issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) are issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000), of such, are issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

Major Investors will also have the right to convert, in its sole discretion, their Security to a class of the Company's stock upon the next qualifying Equity Financing, which the Company is not forced to do for non-Major Investors.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as-converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors, or (iii) any other liquidation, dissolution, or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP, AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not engaged in transactions with related persons.

EXHIBIT B
Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL PURCHASERS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE PURCHASERS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward-Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT C
Financials

Scooterson Inc.

(a Delaware Corporation)

Unaudited Financial Statements

Period of January 1, 2018 through December 31, 2019

Reviewed by:



TaxDrop LLC

A New Jersey CPA Company

Financial Statements

Scooterson Inc.

Table of Contents

Independent Accountant's Review Report   FS-3

Financial Statements and Supplementary Notes

    Balance Sheet as of December 31, 2018 and December 31, 2019   FS-5

    Income Statement for the period of January 1, 2018 through December 31, 2019   FS-6

    Statement of Changes in Shareholders' Equity for the period of January 1, 2018 through December 31, 2019   FS-7

    Statement of Cash Flows for the period of January 1, 2018 through December 31, 2019   FS-8

    Notes and Additional Disclosures to the Financial Statements as of December 31, 2019   FS-9



CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

November 21, 2020

To: Board of Directors of Scooterson Inc.
           Attn: Mihnea Iustinian Chis, CEO

Re: 2018 and 2019 Financial Statement Review
           Scooterson Inc.

We have reviewed the accompanying financial statements of Scooterson Inc. (the "Company"), which comprise the balance sheet as of December 31, 2018 and December 31, 2019 and the related statements of income, equity, and cash flows for the period of January 1, 2018 through December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

SCOOTERSON, INC.
BALANCE SHEET
As of December 31, 2019 and 2018
(Unaudited)

ASSETS		**2019**		**2018**
Current Assets				
Cash and cash equivalents	$	60,089	$	268,437
Prepaid expenses		629		450
Related party advances		0		76,842
Total Current Assets		60,718		345,729
Fixed Assets, net		18,132		24,572
Total Assets	$	78,850	$	370,301
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	47,896	$	217
Accrued expenses		1,469		2,547
Deferred revenue		998		0
Total Liabilities		50,363		2,764
STOCKHOLDERS' EQUITY				
Common Stock; $0.00001 par value, 10,000,000 shares authorized				
9,000,000 shares issued and outstanding as of December 31, 2019 and 2018		90		90
Additional paid-in capital		1,559		1,559
Additional paid-in capital - SAFEs		1,975,000		1,360,000
Additional paid-in capital - ACE		55,000		55,000
Retained earnings		(2,003,162)		(1,049,112)
Total Stockholders' Equity		28,487		367,537
Total Liabilities and Stockholders' Equity	$	78,850	$	370,301

The accompanying notes are an integral part of these financial statements.

SCOOTERSON, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2019 and 2018
(Unaudited)

	2019	2018
Revenues	$ 0	$ 0
Operating expenses		
Research and development	681,090	669,118
General and administrative	173,105	229,751
Related party bad debt expense	76,842	0
Advertising and marketing	16,373	14,310
Depreciation	1,800	1,653
Amortization	4,840	4,840
Total operating expenses	954,050	919,672
Net Income	$ (954,050)	$ (919,672)

The accompanying notes are an integral part of these financial statements.

SCOOTERSON, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For Years Ending December 31, 2019 and 2018
(Unaudited)

	Common Stock		Additional Paid-In Capital	Additional Paid-In Capital - SAFEs	Additional Paid-In Capital - ACE	Retained Earnings	Total Stockholders' Equity
	Shares	Par Value					
Balance as of January 1, 2018	7,425,000	$ 74	$ 0	$ 400,000	$ 55,000	$ (129,440)	$ 325,634
Issuance of common stock	1,575,000	16	1,559	0	0	0	1,575
Issuance of SAFEs	0	0	0	960,000	0	0	960,000
Net Income (Loss)	0	0	0	0	0	(919,672)	(919,672)
Balance as of December 31, 2018	9,000,000	90	1,559	1,360,000	55,000	(1,049,112)	367,537
Issuance of SAFEs	0	0	0	615,000	0	0	615,000
Net Income (Loss)	0	0	0	0	0	(954,050)	(954,050)
Balance as of December 31, 2019	9,000,000	$ 90	$ 1,559	$ 1,975,000	$ 55,000	$ (2,003,162)	$ 28,487

The accompanying notes are an integral part of these financial statements.

SCOOTERSON, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2019 and 2018
(Unaudited)

	2019	2018
Cash Flows from Operating Activities		
Net Income (Loss)	$ (954,050)	$ (919,672)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Depreciation	1,800	1,653
Amortization	4,840	4,840
Changes in operating assets and liabilities:		
(Increase) Decrease in prepaid expenses	(179)	(450)
(Increase) Decrease in related party advances	76,842	(76,842)
Increase (Decrease) in accounts payable	47,679	(585)
Increase (Decrease) in accrued expenses	(1,078)	(333)
Increase (Decrease) in deferred revenue	998	0
Net cash used in operating activities	(823,148)	(991,389)
Cash Flows from Investing Activities		
Purchase of equipment	(200)	(2,909)
Net cash used in investing activities	(200)	(2,909)
Cash Flows from Financing Activities		
Issuance of common stock	0	1,575
Issuance of SAFEs	615,000	960,000
Net cash provided by financing activities	615,000	961,575
Net change in cash and cash equivalents	(208,348)	(32,723)
Cash and cash equivalents at beginning of period	268,437	301,160
Cash and cash equivalents at end of period	$ 60,089	$ 268,437

The accompanying notes are an integral part of these financial statements.

SCOOTERSON, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2018

NOTE 1 – NATURE OF OPERATIONS

Scooterson, Inc. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on August 12, 2016. The Company sells scooters. The Company's headquarters are in San Francisco, California. The company began operations in 2016.

Since Inception, the Company has relied on the issuance of Simple Agreements for Future Equity ("SAFEs") and the issuance of Accelerate Contracts for Equity ("ACE") to fund its operations. As of December 31, 2019, the Company had an accumulated deficit and will likely incur additional losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 9). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $60,089 and $268,437 of cash on hand, respectively.

Intangible Assets

Intangible assets with a finite life consist of intellectual property, and are carried at cost less accumulated amortization. The Company amortizes the cost of identifiable intangible assets on a straight-line basis over the expected period of benefit, which is five years.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2019.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2019 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2019. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2019, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling scooters. The Company's payments are generally collected upfront. The Company has minimal deferred revenue for scooters that were paid for that have not yet been delivered as of December 31, 2019. For years ending December 31, 2019 and 2018, the Company recognized $0 in revenue.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2019 and 2018, the company had $0 in accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FIXED ASSETS

Fixed Assets consist of equipment and intellectual property. Depreciation is calculated using the straight-line method over a period of 5 years. As of December 31, 2019 and 2018 the Company had $18,132 and $24,572 in net fixed assets. The following table shows the breakdown of fixed assets.

	2019	2018
Fixed Assets		
Equipment	$ 9,183	$ 8,983
Accumulated depreciation	(3,802)	(2,002)
Intellectual property	24,200	24,200
Accumulated amortization	(11,449)	(6,609)
Total Fixed Assets	$ 18,132	$ 24,572

NOTE 4 – INCOME TAX PROVISION

The Company has filed its income tax return for the period ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA'), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward as of December 31, 2019 totaled $2,003,162. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

NOTE 5 – EXCLUSIVE DISTRIBUTOR AGREEMENT

In July 2019 the Company entered into a manufacturing and supply agreement where the Company desires the supplier to manufacture and supply products, and the supplier appoints the Company as its exclusive distributor of their products in the territories of the United States of America, Canada, and Singapore.

NOTE 6 – STOCKHOLDERS' EQUITY

The Company has the following classes of equity outstanding:

Common Stock:

As of December 31, 2019, the Company had 10,000,000 shares of common stock, par value $0.00001, authorized. As of December 31, 2019 and 2018, the Company had 9,000,000 shares of common stock issued and outstanding.

Additional Paid-In Capital – SAFEs

Prior to 2018 the Company issued SAFEs totaling $400,000. The SAFEs are automatically convertible into Safe Preferred Stock on the completion of an equity financing. The conversion price is the lesser of 80% of the price per share of Stock received by the Company in an equity financing or the price per share equal to the quotient of a pre-money valuation of $13,500,000divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes.

In 2018 the Company issued SAFEs totaling $960,000. The SAFEs are automatically convertible into Safe Preferred Stock on the completion of an equity financing. Safes totaling $420,000 have a conversion price is the lesser of 80% of the price per share of Stock received by the Company in an equity financing or the price per share equal to the quotient of a pre-money valuation of $18,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes. Safes totaling $540,000 have a conversion price is the lesser of 100% of the price per share of Stock received by the Company in an equity financing or the price per share equal to the quotient of a pre-money valuation of $13,500,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes.

In 2019 the Company issued SAFEs totaling $615,000. The SAFEs are automatically convertible into Safe Preferred Stock on the completion of an equity financing. Safes totaling $480,000 have a conversion price is the lesser of 80% of the price per share of Stock received by the Company in an equity financing or the price per share equal to the quotient of a pre-money valuation of $18,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes. Safes totaling $135,000 have a conversion price is the lesser of 100% of the price per share of Stock received by the Company in an equity financing or the price per share equal to the quotient of a pre-money valuation of $13,500,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes.

Additional Paid-In Capital – ACE

In 2016 the Company issued an ACE totaling $55,000. The ACE is automatically convertible into either Preferred Stock or ACE Preferred Stock in an equity financing of at least $300,000 ("Qualified Financing"). The ACE has a conversion price of the lesser of 100% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $1,833,333 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes.

Warrant

In July 2019 the Company issued a warrant to purchase 5,025 shares of common stock for a purchase price of $1.99 per share. The warrant expires on July 29, 2024.

NOTE 7 – STOCK BASED COMPENSATION

The Company has a 2016 stock compensation plan ("the Plan") which permits the grant or option of shares to its employees for up to 1,000,000 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Prior to 2018 the Company issued 150,000 restricted shares under the Plan. The shares are fully vested at June 25, 2020.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Issuance of SAFEs

As of July 9, 2020, the Company has issued SAFEs totaling $805,800. The SAFEs are automatically convertible into Safe Preferred Stock on the completion of an equity financing. Safes totaling $130,800 have a conversion price is the lesser of 80% of the price per share of Stock received by the Company in an equity financing or the price per share equal to the quotient of a pre-money valuation of $18,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes. Safes totaling $675,000 have a conversion price is the lesser of 100% of the price per share of Stock received by the Company in an equity financing or the price per share equal to the quotient of a pre-money valuation of $13,500,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in SAFEs. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management's Evaluation

Management has evaluated subsequent events through November 21, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT D

Offering Page found on Intermediary's Portal.



Republic

Company Name Scooterson



Logo

Headline Intelligent scooters from the future

Hero Image



Ride Smarter.

Tags Transportation, Scooter, B2C, AI

Pitch text

Summary

- Three intelligent scooter models, fully controlled from the mobile app
- $1.1M+ in pre-sales from July 2020 to October 2020
- $25M in projected revenue by end of 2021 | A $290M SOM
- $2.8M in funding to date
- Red Dot Design Award Winner 2018
- 5 patents granted, 3 patents pending

- Ready for manufacturing design

Problem

Today's micro-mobility products are technologically outdated

In the age of smartphones, apps, and artificial intelligence, the majority of modern scooters still use the technology of the '90s. Today's tech-savvy customers have to buy aftermarket products to add the features they need.

Low-quality and poor design

With a few exceptions, all scooters are built in Asia, from low-quality components. The complete lack of good industrial design creates the perception of an ugly, awkward-looking product or kids toy. Millennials don't want to be ridiculed for riding a cheap-looking product.

No alternatives to ownership

In the time of COVID-19, when scooter-sharing is avoided, there are no viable options for the riders who don't want the burdens of ownership.

Solution

scooterson



The scooter of tomorrow

By innovating and developing new technologies for micro-mobility, we've created a line of intelligent, energy-efficient, and easy-to-ride scooters, fully controlled from your smartphone, for the best riding experience possible.

A piece of art

Scooterson's award-winning scooters are engineered from scratch and manufactured at the highest quality standards using high-end materials and components.

Carefree ownership

With our monthly subscription, valet, and concierge service, we remove the burdens of ownership, leaving only the joy of riding.

Product

An advanced electric scooter

Our flagship model Rolley was designed from scratch, using the latest technologies and space-age materials, and features a range of intelligent features for a seamless customer experience.



PRODUCT FEATURES

Intelligent Features with Smart Acceleration

Sensors: Accelerometer, Compass, Gyroscope, Temperature, G-force

Adaptive Lights

Active Grips with Haptic Feedback*

Cloud Connected via LTA connection

Active Steering with Servo-drive*

Ultralight Chassis from aerospace grade Aluminum

Custom Design Tires For optimal handling

High-Efficiency Planetary-Geared Custom Motor

Anti-Theft System with in-App notifications

Automotive Grade Battery with Smart Management

* The features list is not final, some of the features will be added progressively, included in the software updates, or canceled.

A complete product range

PRODUCT LINE – B2C MARKET | FOR B2B FLEETS

rolley · ELF · AIR





Controlled by the mobile app

With its AI-powered algorithms, Scooterson's app makes riding Rolley seamless and effortless. It will learn and suggest the optimal riding modes for the best user experience. A true smart scooter.



Deep-tech innovation

For B2B fleets repositioning operations, our **teleoperation** capabilities can significantly lower the operational cost and create social impact jobs for disabled persons, working from their home.

Traction

$1.1M+ in pre-sales

From July 2020 to September 2020, we sold Ambassador Program scooters and signed B2B deals worth more than $1.1M.

Grown in top accelerators

We are alumni of three startup accelerator programs—**MVP Academy,** a European pre-seed accelerator, **Enchant VC** in Singapore, and **HAX Boost IV** in San Francisco - a growth program part of HAX, the largest hardware accelerator.

  

Awards and Accolades.

Scooterson was a finalist at LA New Mobility Challenge 2017, a major global startup competition focused on urban mobility in Los Angeles, and was also a finalist at HowToWeb's Startup Spotlight 2016.

  

Red Dot Award 2018 Winner

In 2018 Scooterson won the Red Dot Award, the largest and most recognized professional design competition in the world.

Featured in:



Customers

Anyone searching for the best personal mobility device

Scooterson's target audience is early adopters who are highly invested in personal lifestyle and are looking for alternatives to cars and public transportation that allow them to navigate efficiently and safely.



Buyer Persona:

- 25-45 years old, male or female.
- Living in central, metropolitan areas and suburbs.
- Has a college degree or higher education.
- Tech-savvy and early adopter.
- Highly invested in their personal lifestyle.
- Has an active social life.
- Pursuing an environmentally-friendly lifestyle.

Fleet operators businesses

Scooterson Ride is a complete mobility solution for operating fleets of scooters for food delivery, small package delivery, rentals at tourist spots, or as a mobility solution on large residential developments, country clubs, and golf courses. It's a perfect and cost-effective alternative to golf buggies, which are traditionally used in such places.



Business Model

Direct-to-consumer

Scooterson is a DTC brand that sells directly to our customers, bypassing any third-party retailers, wholesalers, or any other middlemen. With this model, we get a larger gross margin (up to 58%) and our customers can purchase the product at a more competitive price. We also plan to offer a subscription model pricing (monthly rental plan) for those who want to avoid the burdens of ownership.

DIRECT-TO-CUSTOMER REVENUE MODELS
Pay-Per-Product
Direct-to-Customer from our website and Scooterson's owned stores.
58% Gross Margin
rolley
The Flagship Model
$2,990
Retail Price
ELF
The Entry Level Model
$599
Retail Price
Subscription Based
With Premium Add-Ons like Color Swap and Valet Service
65% Gross Margin
rolley
Subscription Model
$95/mo.
3 months advance
ELF
Subscription Model
$25/mo.
3 months advance
Direct-to-customer revenue projections:
$25M in projected revenue by end of 2022.
$290M Serviceable Obtainable Market by 2025.









A large B2B market

Our B2B verticals are golf courses, country clubs, corporate campuses, university campuses, and any other places where golf carts are used.

B2B BUSINESS MODELS

AIR The Model for Fleet Operations.

Up to 80% Gross Margin

Pay-per-Product
Operator owned fleet

$2,990
Retail Price

+

$30/mo.
Fleet Management Software Monthly Fee

Subscription Based
Monthly subscription fee



$200/mo.
3 to 6 months in advance payment,
then monthly payments.

Revenue Share
Monthly payments



50% split
The fleet maintenance cost is supported by the operator.

B2B market revenue projections:
$8M in projected revenue by end of 2022.
$30M Serviceable Obtainable Market by 2025.

Market

The booming micro-mobility market

Electric scooters have seen a huge surge in popularity over the last few years, fueled by the many scooter-sharing options. Lately, due to the Covid-19 pandemic, many customers preferred to own their vehicle, shifting the market trends from scooter-sharing to vehicle ownership and accelerating market growth.

WHY NOW

The micro-mobility market is booming.
Favorable Policy.



300%
Sales Growth
For micro-mobility vehicles from 2019 to 2020*

$500
Billion
Micro-Mobility market
by 2030**

$41
Billion
Electric Scooter market
by 2030***

* according to various sources and manufacturers reports.
** according to McKinsey and Company report – June, 2019.
***according to Grand View Research, USA.

Perfect timing

The micro-mobility market could reach $300B to $500B by 2030.



United States   ~200–300

Europe   ~100–150

China   ~30–50

China: pricing of micromobility offerings is only **~20%** of that of United States

United States:
~47.5 million
people ride a bicycle on a regular basis

McKinsey&Company

A massive electric scooter opportunity

With the current traction on the micro-mobility market, the total e-scooter segment will be worth $41B by 2030, while the electric kick-scooter segment, currently at $567M in 2020, is expected to grow to $3.9B by 2030.

Competition

Leaving the competition in the dust

By designing everything from scratch and avoiding off-the-shelf components, we've managed to best our direct competitors with a superior overall design at a better price.

SCOOTERSON MECHANICAL DESIGN VS. COMPETITION



scooterson	PHAT SCOOTERS / skooza / SCROOSER
Frame Materials	
Aerospace-Grade Aluminum By replacing steel with aluminum we reduced the total weight by 40 pounds and completely eliminated rust issues.	Steel Our competitors (except Skooza) use steel, which is heavy and rusts quickly when the scooter is parked in the rain.
Frame Construction Method	
Adhesive Bonding We replaced welding with adhesive bonding, to avoid structural failures commonly associated with welding.	Welding The welding points are the weak points, where mechanical stress creates cracks and structural failures.
Body Materials	
Composite Materials For strong but light body parts, we use a sandwich of carbon-fiber/fiberglass reinforced polymers.	Thermoplastics Thermoforming is a common automotive method for manufacturing body parts, but these parts are easy to damage.
Vehicle Dynamics – Tires and handling	
Custom Design Tires For superior handling, we designed a tire with improved geometry, and half the weight for better energy efficiency.	Golf Buggy Tires A flawed choice, with maneuverability adversely affected by counterintuitive dynamics, especially when cornering..







The intelligent scooter that caters to your lifestyle

In the era of smartphones, apps, and artificial intelligence, it's time for an upgrade for the urban rider. We've introduced a smart layer in our scooters, now fully controllable from your smartphone.

SCOOTERSON SMART FEATURES VS. COMPETITION









	scooterson	PHAT SCOOTERS	skooza	SCROOSER
Price	$2,990	$3,495	$3,495	$3,578
Controlled from the Mobile APP	✔	✖	✖	✖
Smart Acceleration & Auto-Levels-Shifting	✔	✖	✖	✖
Smart Riding Suggestions	✔	✖	✖	✖
Sharing with Friends and Family	✔	✖	✖	✖
Anti-Theft In-App Notifications	✔	✖	✖	✖
Connected Products Ecosystem	✔	✖	✖	✖
Subscription-based Pricing Option	✔	✖	✖	✖
Fleet Management For B2B customers	✔	✖	✖	✖

The ugly bunch

The majority of scooters available are manufactured from low-quality components and lack good industrial design. Our target customers are looking for premium products—they don't want to being ridiculed for riding a weird and cheap-looking scooter.



Vision

$100M+ in sales by 2023



Approaching
the $100M Orbit

Launching
the Second
Generation of
Rolley models

May
2022

Opening the
1st Scooterson
Flagship Store
in Europe

March
2022

Launching
Teleoperation
Services for
B2B Operators

Nov.
2021

Opening the
1st Scooterson
Flagship Store
in the USA

Sept.
2021

Mobility
Solutions for
Corporate &
Residential

July
2021

Mobility
Solutions for
Golf Courses &
Country Clubs

May
2021

rolley
Product Launch
Campaign on
KICKSTARTER
or INDIEGOGO

March
2021

Fundraising
Campaign on

Right
Now



Now

Design for Manufacturability and building 20 Pre-Production Units

2020

2nd Seed Round. Tele-operated Prototype and Road Testing

2019

1st Seed Round. R&D and Prototyping

2018

reddot award 2018 winner

Pre-Seed Round. Product Design Development & Iterations

2017

Start-up Accelerators:

Q2-Q3 2016

HAX   ENCHANT

MVP ACADEMY

Liftoff

Investors

$2.8M raised to date

Scooterson has gone through two rounds of seed funding, raising a total of $2.8M to date. Noted investors include HAX SOSV and Elevate VC. These funds were used for business development, product development, iterating prototype, road-testing, software development, building pre-production samples, building the tooling, fixtures, and jigs, required for the mass-production assembly line.

  

This new round of funding is intended for our production costs, product launch campaign, and further marketing and sales expenses.

Founders

The Scooterson story

In 1996, 27-year-old Romanian-born German entrepreneur Mihnea Chis started the first Internet service provider in his hometown. He exited the company a few years later to pursue a creative career as a film director for the next 15 years, under the artistic alias Mihnea de Vries. After this foray into film, he returned to the tech space with his second tech start-up KopterX, which built custom high-end cinematography drones.



Mihnea de Vries in 2012, testing and calibrating one of his custom-built cinematography drones fitted with a DSLR camera, before shipping it to a customer.

In 2015, using his experience as a drone builder, Mihnea developed a prototype electric scooter for personal use. After seeing "wow" reactions on the street, he soon realized that electric scooters were the next big thing in urban mobility, and went on to start the Scooterson project in 2016.



Co-Founders Mihnea de Vries(left) and Deepansh Jain (right) testing the brakes downhill, with the first Scooterson prototypes on the slopes of Hollywood Hills back in 2017. No animals were harmed in these road tests.

Deepansh Jain is a serial entrepreneur from India. In 2011, while studying at India's premier engineering college IIT Bombay, he founded his first startup Juvenis, which was acquired within two years of inception for half a million dollars. He then co-founded Shifu App, an AI-powered, context-aware personal assistant application, whose investors included Google executives. Shifu App was acquired by the leading Indian mobile wallet and e-commerce company, Paytm/Alibaba, in January 2016.



Co-founders Deepansh and Mihnea in January 2019, next to
their award-winning design concept Rolley, exhibited in
the Red Dot Museum in Singapore, after winning the
prestigious Red Dot Award for mobility.

After exiting his second company, Deepansh traveled the world to speak at tech events, where he talked about how he incorporated AI algorithms into Shifu App. Mihnea approached him after an event in Budapest to discuss how AI algorithms could be implemented into smart electric scooters. A few days later, Deepansh joined Scooterson to implement A.I. optimizations and further the mission to create the best user experience on two-wheels.

Team

 Mihnea "de Vries" Chis | CEO | Founded KopterX, a start-up assembling high-end heavy drones for aerial cinematography. Founded the first Internet Service Provider in his home town, back in '96.

	Deepansh Jain	CTO	Co-founded and successfully exit 2 companies. The recent one, Signals (Shifu), was acquired by PayTM/Alibaba for $8M.
	Ionut Predescu	Industrial Design Lead	Award-Winning Industrial Designer with 15 years of experience in consumer products design and mechanical engineering.
	Ervin Kis	Composites and Prototyping	11 years of experience working with composites materials in the automotive, aerospace and shipbuilding industries. Skilled in rapid prototyping and tooling for composite materials.
	Pavel Kiss	Backend/Middleware Software Developer	
	Cristina Eilertsen	Community Manager / PA	
	Kenneth Lim	Firmware Developer	
	Anton Umnitsyn	iOS Developer	
	Muhammad Hakeym Bin Abd Rashid	Mechanical Engineering	
	Wilson Liew	Mechanical Engineering	
	Aaron Lim	Sales & Support	
	Jasmine Tacneng	Mechanical Engineering	
	Calin Coman	Marketing & PR	



	Gautham Ramesh	Mechanical Engineering Lead.



	George Poenaru	Electrical Engineering Lead

Perks

$100	LIMITED EARLY BIRD! 1x Coupon of $600 to be redeemed when you purchase a Rolley scooter or get a free upgrade to carbon fiber edition.
$100	1x Coupon of $200 to be redeemed when you purchase a Rolley scooter.
$200	1x Coupon of $400 to be redeemed when you purchase a Rolley scooter.
$300	1x Coupon of $600 to be redeemed when you purchase a Rolley scooter or get a free upgrade to carbon fiber edition.
$600	2x Coupons of $600 (total of $1,200) to be redeemed when you purchase 2 Rolley scooters. (only 1 coupon can be redeem per scooter)
$900	3x Coupons of $600 (total of $1,800) to be redeemed when you purchase 3 Rolley scooters. (only 1 coupon can be redeem per scooter)
$1,200	4x Coupon of $600 (total of $2,400) to be redeemed when you purchase 4 Rolley scooters. (only 1 coupon can be redeem per scooter)
$2,400	4x Coupon of $600 (total of $2,400) to be redeemed when you purchase 4 Rolley scooters. (only 1 coupon can be redeem per scooter)) 1 x Free Custom Color Option for one of the purchased scooters. (worth of $500) 1x Free upgrade to the carbon finish version for one of the purchased scooters. (worth of $500.)
$3,000	SUPER LIMITED EARLY BIRD! 1 x Free of charge scooter worth of $2,990, model Rolley+ (limited to first 7 investors) Investor Edition engraving. Backstage Pass to all future Scooterson Events.
$5,000	1x Coupon of $1,000 to be redeemed when you purchase a Rolley scooter. 1x Free Custom Color Option (worth of $500) or Free upgrade to the carbon finish version (worth of $500) Investor Edition engraving. Quarterly Investor Update via email. Backstage Pass to all future Scooterson Events.

$6,000	SUPER LIMITED EARLY BIRD! 2 x Free of charge scooters, total worth of $5,980, model Rolley+ (limited to first 3 investors) Investor Edition engraving. Quarterly Investor Update via email. Backstage Pass to all future Scooterson Events.
$10,000	2x Coupons of $1,000 (total of $2,000) to be redeemed when you purchase 2 Rolley scooters. (only 1 coupon can be redeem per scooter) 2 x Free Custom Color Option (worth of $500) or Free upgrade to the carbon finish version (worth of $500.) Investor Edition engraving. Quarterly Investor Update via email. Backstage Pass to all future Scooterson Events.
$15,000	1 x Free of charge scooter, worth of $2,990, model Rolley+ with Custom Color option or Carbon Fiber finish option, worth of $500. Investor Edition engraving. 2 digit serial number plates. 1 hour Zoom call with the founders. Quarterly Investor Update via email. Backstage Pass to all future Scooterson Events.
$25,000	2 x Free of charge scooters, total worth of $5,980, model Rolley+ with Custom Color option or Carbon Fiber finish option, total worth of $1,000. Investor Edition engraving. 2 digit serial number plates. Business dinner with the founders (1 hour Zoom call if dinner is not posible.) Investor Feature in one of the Scooterson Stories videos. Quarterly update via email and over a phone call with the CEO. Backstage Pass to all future Scooterson Events.
$50,000	3 x Free of charge scooters, total worth of $8,970, model Rolley+ with Custom Color option or Carbon Fiber finish option. Investor Edition engraving. 2 digit serial number plates. One free unit of all future Scooterson consumer products. Business dinner with the founders (1 hour Zoom call if dinner is not posible.) Investor Feature in one of the Scooterson Stories videos. Quarterly Investor Update via email and over a phone call with the CEO. Backstage Pass to all Scooterson Events.

FAQ

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

EXHIBIT E
Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Scooterson, Inc.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2020

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2020 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Scooterson, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $19,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF

Crowd SAFE – Corporation – Cap

Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

If the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii)   Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in <u>Section 5(a)</u>):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in <u>Section 4</u> above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in <u>Section 4</u> and the undertaking set out in <u>Section 5(a)</u> and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be San Francisco, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)   In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $25,000 (a "**Major Investor**"), the Company shall provide the Investor with at least ten (10) business days prior written notice of the First Equity Financing, including the price and terms thereof. The Major Investor shall have a right to convert, in its sole discretion, any Crowd SAFEs then held by the Major Investor upon the closing of the First Equity Financing into a number of shares of the CF Shadow Series of Capital Stock in accordance with Section 1(a). For the avoidance of doubt, this clause shall only apply to the Purchase Amount from the current Offering of the Company's Capital Stock and will not be integrated with any previous offerings of the Company's Units.

(l)   The Company shall provide the Major Investor with at least ten (10) business days prior written notice ("**Notice**") including the price and terms thereof of the First Equity Financing consisting of any new equity securities other than Excluded Securities (such Securities other than Excluded Securities the "**New Securities**). The Investor shall have the right, upon Notice from the Company, within ten (10) days following receipt of the Notice, whether such Notice is provided before or after the issuance (the "**Exercise Period**"), to elect to subscribe for, at the price and on the terms stated in the Notice, such number of New Securities equal to the product obtained by multiplying the number of New Securities (calculated on an as-converted basis) by a fraction, the numerator of which is the Common Stock (calculated on an as-converted basis) held by the Investor on the date of such Notice (and prior to the issuance) and the denominator of which is the total number of Common Stock (calculated on an as-converted basis) issued and outstanding on the date of such Notice (and prior to the issuance); provided, however, the denominator shall not include shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company. If all or any portion of the New Securities are not subscribed to by the Investor as described above, then the Company may, at its election, during a period of thirty (30) days following the expiration of the Exercise Period, issue the remaining New Securities to other parties at a price and upon terms not more favorable than those stated in such Notice. In the event the Company has not issued the New Securities within such thirty (30) day period, the Company shall not thereafter issue any New Securities without first offering such securities to the Investor in the manner provided in this clause. Failure by the Investor to exercise its option to subscribe with respect to one offering and issuance of New Securities shall not affect its option to subscribe for equity securities in any subsequent offering and issuance. This clause shall not apply to "**Excluded Securities**" issued by the Company which shall mean (i) securities issued as a dividend or distribution on outstanding securities, (ii) securities issued upon conversion or exercise of outstanding securities, (iii) securities issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) securities issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000) in securities issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

SCOOTERSON, INC

By:
Name: Mihnea Iustinian Chis
Title: CEO
Address: 548 Market St, #71050,
San Francisco, CA, United States
Email: mihnea@scooterson.com

INVESTOR:

By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "*Crowd SAFE*") dated $crowd_safe_date$ between Scooterson, Inc., a Delaware corporation (the "*Company*") and $investor_name$ ("*Stockholder*"). In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "*Intermediary*") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1. **Grant of Irrevocable Proxy**.

   a. With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "*Shares*"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary∂hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

   b. The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   c. This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2. **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a. The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b. The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4. **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5. **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6. **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7. **Assignment**.

    a. In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
    b. The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8. **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                                 LLC d/b/a Republic
Date   Date

EXHIBIT F

Video Transcripts

For the past century, people have enjoyed traveling on two wheels, and now, in the Era of Smartphones, Apps, and Artificial Intelligence, it's time the urban rider received an upgrade.

Introducing Rolley Scooterson, the intelligent scooter, organically designed and engineered from the ground up to help you ride easier and smarter.

Using the latest mobile technologies and modern materials, we created an award-winning 2-wheeled vehicle that is controlled completely by your smartphone.

The Scooterson App transforms your smartphone into an intelligent scooter dashboard.

When you are within the activation range, the Scooterson App becomes your scooter key. You just open the App, then use Touch ID or Face ID to unlock your Rolley.

Using motion detection and advanced algorithms, the App recognizes your movements.

There's no need for a gear shifter or even an accelerator.

You start Scooterson the same way you would a kick-scooter.

The body-gesture control system controls gear selection: an initial push engages the lower gear, a second push shifts to the upper gear. After that, you simply sit to achieve top speed. How cool is that?

Of course, you still need to pull the brake lever to stop; however, you won't need to worry about the kickstand because Rolley stands by itself and it will automatically lock when you walk away.

Sharing is caring.

Using the App, your friends and family can request to use your Rolley.

You'll receive a notification via the app, and if you grant them access, your guest can unlock your scooter, ride it, and access all the features you make available to your guest user profile.

The passive Auto-Balance design makes Rolley very easy to operate, even for those with little experience riding a bicycle or a kick-scooter.

Step one. Sit on the cushioned seat.

Step two. Put both feet on the scooter.

Step three, well, there really isn't a step three since Rolley balances itself.

Step four. Press the accelerator button.

In fact, it's so easy, even your grandmother can ride it. Experience pure joy without the learning curve.

Whenever you share your scooter, you can locate it at any time using the 'Find My Scooter' feature in the Scooterson App.

For peace of mind, we've created an optional tracking module. Sentry Mode will automatically activate when you park the scooter.

Also, the anti-tampering alarm will send a notification to your phone if someone attempts any shenanigans with your Scooter

Your scooter learns your unique riding style and will suggest operating modes to help you improve battery range during your normal daily rides.

The Scooterson App is aware of your location, whether at home or work, and knows exactly when and where to remind you to charge the scooter battery. That means you can ride free throughout the day without experiencing low battery anxiety syndrome.

We wanted to build the ultimate electric scooter accompanied by unparalleled customer experience. To meet these demands, Scooterson was designed by a California, while everyone else is still using technology from past decades.

Our manufacturing techniques are cutting edge, using some of the most advanced technologies and materials available for building vehicles.

Carbon-fiber reinforced polymer body, precision-machined aerospace-grade alloy parts, on a 3D bent aluminum alloy chassis, are all glued together with a space-age structural adhesive.

When you ride a Scooterson, you'll understand you're riding the most advanced electric scooter out there.

Rolley Scooterson.

Ride smarter.